Via EDGAR and Federal Express

February 16, 2021

Attention:	Maya Moosariparambil
Craig Arakawa
Timothy S. Levenberg
Loan Lauren Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	M3 Acquisition II Corp.
Draft Registration Statement on Form S-1
Submitted January 15, 2021
CIK No. 0001839175

Ladies and Gentlemen:

Set forth below are the responses of M3-Brigade Acquisition II Corp.. (referred to herein as “we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 11, 2021 with respect to the Company’s Draft Registration Statement on Form S-1, CIK No. 0001839175, filed with the Commission on January 15, 2021 (the “Proxy Statement”).

Concurrent with the submission of this letter, we are submitting a Form S-1 (the “Form S-1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to the Form S-1 unless otherwise specified.

Exclusive forum for certain lawsuits, page 134

1.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

RESPONSE:

Pursuant to the Staff’s request, we have revised the disclosure on page 145.

2.

If the exclusive forum provision in the restated charter applies to claims under the federal securities laws, please provide corresponding disclosure in your Risk Factors section. If appropriate, describe the risks to investors associated with such provision (including increased costs to bring a claim and the limitation of investors’ ability to bring a claim in a judicial forum that they find favorable), and address any uncertainty about the provision’s enforceability.

RESPONSE:

Pursuant to the Staff’s request, we have included an additional Risk Factor on pages 65 and 66.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Christian Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Very truly yours,

M3-Brigade Acquisition II Corp.

By:	/s/ Mohsin Meghji
Name: Mohsin Meghji
Title: Director and Chief Executive Officer

Enclosures

cc: Christian Nagler, P.C. (Kirkland & Ellis LLP)

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